

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 3, 2015

Mr. Jason Wang
Chief Financial Officer
Fincera Inc.
27/F, Kai Yuan Center, No. 5, East Main Street
Shijiazhuang, Hebei
People's Republic of China

> **Re:** **Fincera Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2014**
> **Filed April 30, 2015**
> **File No. 1-34477**

Dear Mr. Wang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 5. Operating and Financial Review and Prospects

Liquidity and Capital Resources

Contractual Payment Obligations, page 51

1. Please tell us your consideration of including estimated interest payments on outstanding borrowings and payables. Because the table is aimed at increasing transparency of cash flow, we believe you should consider including interest in the table. If you choose not to include these payments, please consider providing information regarding future interest payments in a footnote to the table. See Section IV.A and footnote 46 to the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350, issued December 19, 2003 and available on our website at http://www.sec.gov/rules/interp/33-8350.htm.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 19 – Segment Reporting, page 132

2. You disclose that you measure segment income as income from operations less depreciation and amortization. However, it appears that the segment income (loss) measure reported includes interest income and depreciation. Please advise.

3. We note that interest from direct financing and sales-type leases, membership fees, management servicing fees, upfront service fees, interest from value added services and interest on K-Lend loans are included in finance revenue. We also note that insurance and other revenues include commissions and agency fees, penalty income, and K-Pay transaction fees. Please tell us and disclose in future filings revenues from each product and service for each year presented. Please refer to ASC 280-10-50-40.

4. In future filings, please disclose segment information for each year presented.

Exhibit 13

5. The certification incorrectly refers to the Annual Report on Form 20-F for the year ended December 31, 2013 rather than the year ended December 31, 2014. Please amend the filing to include a certification referring to the correct year-end.

Exhibit 15.1

6. The consent incorrectly refers to reports dated April 30, 2014 rather than April 30, 2015. Please amend the filing to file a consent referring the correct report dates.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or me at (202) 551-3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

cc: Giovanni Caruso
        Loeb & Loeb LLP